EF Hutton,

division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, New York 10022

November 7, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	AI Transportation Acquisition Corp (the “Company”)
Registration Statement on Form S-1, as amended (“Registration Statement”)
(File No. 333-270558) Withdrawal of Acceleration Request

Ladies and Gentlemen:

AI Transportation Acquisition Corp (the “Company”) hereby withdraws its request to accelerate the effectiveness of the above-referenced Registration Statement submitted by letter dated November 6, 2023. The Company will file a separate request for the acceleration of the effectiveness of the Registration Statement at a future date and time.

EF Hutton,

division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal